Exhibit 99.25

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

January 14, 2011.

3.	Press Release

The Press Release dated January 14, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced the completion and filing of a technical report dated November 30, 2010, prepared by Micon International Limited of Toronto (Micon).

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

January 14, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

January 14, 2011	TSX-V: TMM

NEWS RELEASE

UPDATED MINE PLAN AND INCREASED PRODUCTION SCHEDULE
FOR THE SAN FRANCISCO
MINE, SONORA, MEXICO

Timmins Gold Corp. (“Timmins” or the “Company”) announces the completion and filing of the technical report titled NI 43-101 F1 updated resources and reserves and mine plan for the San Francisco Gold Mine, Sonora, Mexico, dated November 30, 2010, prepared by Micon International Limited of Toronto (Micon). The Technical Report was prepared to update the previous technical report dated March 31, 2008 (as amended on January 13, 2009), and to provide a base case scenario for increased production at the San Francisco Mine as a result of rising gold prices and a 28 % increase in the estimated mineral reserves at the mine.

Highlights

1.	Total gold production of 539,699 ounces from 2011 to 2016
2.	Average annual production of approximately 100,000 ounces of gold
3.	Base case life of mine cash costs of USD489 per ounce
4.	Strip ratio of 1.73
5.	Increase of crushing capacity to 18,000 tonnes per day

Commenting on the Technical Report results, Timmins Gold President Arturo Bonillas said: “The Technical Report confirms the robust economics of the San Francisco Mine. The increase in the mineral reserves at the San Francisco Mine has been obtained from the successful drilling undertaken up to June 30, 2010 and higher gold prices. The decision to increase the capacity of the crushing system to 18,000 tonnes per day by adding one more module has been derived from a number of factors including the successful startup of the mine, rising gold prices and the commensurate decrease in cutoff grade, and management’s conviction that additional reserves will be established in and around the pit as a result of the extensive drilling program planned for 2011. We are confident that the base case scenario is conservative and that we will be able to achieve lower cash costs in actual operations.”

RESOURCE AND RESERVE ESTIMATES

Mineral Resource

The updated mineral resource estimate was initially published on November 16, 2010. Figures have been rounded to reflect that they are estimations. Mineral Resources that are not Mineral Reserves do not, however, have demonstrated economic viability.

Mineral Resource Estimate (Inclusive of Mineral Reserves)
(Cut-off Grade 0.131 g/t Gold, USD 1,100 Gold Price)

Resource Classification	Tonnes (x 1,000)	Gold Grade (g/t)	Contained Gold (oz)
Measured	19,089	0.797	489,000
Indicated	23,442	0.658	495,000
Total Measured and Indicated	42,531	0.720	984,000
Inferred	10,308	0.628	208,000

For open pit resources, Timmins utilized Lerchs Grossman pit shell geometry at reasonable long term prices, costs and recovery assumptions. The resource is based on a pit shell constructed at a gold price of USD 1,100 per ounce. Pit optimization was based on Measured, Indicated and Inferred resources which includes undiluted mineral reserve material based on data available as at August 31, 2010.

Mineral Reserve

Proven and Probable Reserves derived from the Measured and Indicated mineral resources including mine recovery and a dilution factor of 12% have been estimated within the ultimate pit outline commensurate with a gold price of USD 900 per ounce. Figures have been rounded to reflect that they are estimations.

Mineral Reserves after Mining Recovery and Dilution
(Cut-off Grade 0.16 g/t Gold at USD 900/oz)

In Pit Reserves				In Pit Waste
Classification	Tonnes (x 1,000)	Grade (g/t)	Contained Ounces	Waste Tonnes (x 1,000)	Total Tonnes (x 1,000)	Stripping Ratio
Proven	17,194	0.756	418,000
Probable	17,738	0.635	362,000
Total	34,932	0.695	780,000	60,417	95,349	1.73

The strip ratio is estimated to be 1.73.

ECONOMIC EVALUATION

Metal Price Forecast

Revenue projections are based on a constant gold price of USD 1,000/oz in real terms, closely approximating the 3-year trailing average price but significantly lower than current spot prices. Accordingly, the sensitivity of the project to a gold price in a range of up to USD 1,400/oz has also been evaluated. For minor silver content, a price of USD 17/oz has been used.

The undiscounted base case cash flow evaluates to approximately USD 273.6 million before tax and USD 207.1 million after tax. The base case Net Present Value (NPV) at a discount rate of 8%/y (NPV) evaluates to approximately USD 216.8 million before tax and USD 163.1 million after tax. As pre-2011 capital costs have been treated as sunk, no internal rate of return has been calculated. The average cash cost of production equates to USD 489 per ounce of gold, or USD 7.88 per tonne treated.

Base Case

The base case evaluation has been made for a nominal through put rate of 18,000 tonnes per day, which is expected to be achieved by July, 2011. A summary of the base case life-of-mine statistics and annual cash flows are summarized in the table below.

Project Base Case Annual Cash Flows at USD 1,000 Per Ounce of Gold

	USD 000	2011	2012	2013	2014	2015	2016	LOM total
Revenue	Gross Sales	94,272	103,502	103,042	103,913	86,217	48,744	539,689
	Bullion delivery	274	305	278	280	236	124	1,497
	Bullion refining	112	123	120	121	101	52	629
	Net Sales Revenue	93,885	103,074	102,644	103,513	85,880	48,567	537,564

Cash Op. Costs	Mining costs	35,528	33,279	29,418	24,260	23,722	13,572	159,779
	Crushing costs	8,525	9,455	9,454	9,454	9,439	2,709	49,036
	Leach costs	5,666	6,340	6,340	6,340	6,337	1,380	32,405
	ADR costs	1,442	1,576	1,576	1,576	1,570	428	8,168
	Metallurgy & Lab costs	441	451	451	451	446	193	2,434
	G&A costs	1,923	1,997	1,997	1,997	1,977	781	10,672
	Total Cash Operating Costs	53,526	53,098	49,236	44,077	43,491	19,065	262,494

Net Cash Operating Margin (EBITDA)		40,359	49,975	53,408	59,435	42,389	29,502	275,070

Capital	Initial/expansion capital	-	-	-	-	-	-	-
	Sustaining capital	6,143	690	2,729	393	302	302	10,559
	Changes in working capital	5,915	1,013	-375	-321	-2,247	-13,090	-9,107

Net cash flow before tax		28,302	48,273	51,055	59,363	44,335	42,291	273,618
Taxation payable		9,082	12,706	13,195	14,370	9,512	7,658	66,523
Net cash flow after tax		19,220	35,567	37,859	44,993	34,823	34,633	207,095

Discounted Cash Flow (8%/y) Pre-Tax		27,234	43,010	42,119	45,345	31,357	27,696	216,760
Cumulative DCF (8%/y) Pre-tax		27,234	70,243	112,362	157,707	189,064	216,760

Discounted Cash Flow (8%/y) After tax		18,494	31,689	31,233	34,369	24,630	22,681	163,096
Cumulative DCF (8%/y) After tax		18,494	50,183	81,416	115,785	140,415	163,096

Sensitivity Study

Sensitivity of the NPV to changes in gold price, operating and capital costs has been analyzed. Revenues are directly proportional to gold price, recovery and grade. With an adverse change of 30% (i.e., a reduction in gold price to USD 700 per ounce), NPV remains strongly positive; economic break-even occurs with a gold price of around USD 510 per ounce. At USD 1,300 per ounce, NPV before tax is estimated at approximately USD 349 million.

Sensitivity of the project NPV has also been determined for a specified range of gold prices.

Sensitivity of NPV to Gold Price

Gold Price US$/oz	NPV before tax (US$ 000)	NPV after tax (US$ 000)
600	40,309	39,764
700	84,422	75,151
800	128,535	104,487
900	172,648	132,981
1,000	216,760	163,096
1,100	260,873	193,292
1,200	304,986	224,666
1,300	349,099	256,040
1,400	393,211	287,415

The project is moderately sensitive to operating costs. As the bulk of project capital costs are already sunk, sensitivity to capital expenditures is negligible.

CONCLUSIONS

The following is a summary of Micon’s conclusions:

“Micon has reviewed Timmins’ operational plans for the San Francisco mine and believes that the mine plan and operational parameters have been well thought out. It is Micon’s opinion that the San Francisco mine is a well-run operation. Micon supports the further economic studies to determine the impact of increasing the crusher throughput to 18,000 tonnes per day.

Micon has reviewed the proposed exploration program for San Francisco. It is Micon’s opinion that Timmins’ proposed exploration plans are properly conceived and justified for the San Francisco Mine and property.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco Mine and property has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base.”